FEDERATED INSTITUTIONAL TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

March 22, 2016

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED INSTITUTIONAL TRUST (the “Registrant”)

Federated Government Ultrashort Duration Fund (the “Fund”)

Class R6 Shares

1933 Act File No. 33-54445

1940 Act File No. 811-7193

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided on March 15, 2016 on its Rule 485(a) Post-Effective Amendment No. 76 and Amendment No. 77, with respect to the Fund, submitted on January 29, 2016.

Comment 1: Please respond to the Commission’s comments in writing via Correspondence filing and include the Tandy Representation. Please give the Commission time to review the responses and respond to the Registrant before the amendment becomes effective. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2: The Fund’s name implicates the “Names Rule” and an 80% test tied to government securities is provided. Under the 2014 Money Market Reforms, a government money market fund is required to invest 99.5% or more of its total assets in cash, government securities and/or repurchase agreements that are collateralized fully. Although it appears that the Fund invests in many of the same securities as a government money market fund, the disclosure suggests that the Fund does not intend to operate as a government money market fund under Rule 2a-7. Rule 2a-7(b)(1) provides it would be an untrue statement of material fact, within the meaning of Section 34(b) of the Investment Company Act, for a registered investment company in any registration statement, or other document filed or transmitted, pursuant to the Act, including any advertisement, to hold itself out as a money market fund or the equivalent of a money market fund, unless the fund complies with Rule 2a-7. Please confirm understanding of this and inform us of your plans to avoid investor confusion about the Fund’s status. In this respect, we suggest adding, in an appropriate location, a statement that the Fund is not a government money market fund and its NAV will fluctuate.

Response: The Fund confirms its understanding of the prohibition under Rule 2a-7(b) against holding itself out as a money market fund or the equivalent of a money market fund, unless the fund complies with Rule 2a-7. The Registrant respectfully submits that its disclosure does not suggest that the Fund intends to operate as a government money market fund. However, to address this comment, the Fund will revise its relevant summary prospectus and statutory prospectus disclosure as such:

Summary Prospectus - What are the Fund’s Main Investment Strategies

“Although the Fund is not a money market fund and its share price will fluctuate, the Fund invests one component in U.S. government securities (including repurchase agreements collateralized by U.S. government securities and U.S. government agency securities) that are eligible for purchase by money market funds.”

Statutory Prospectus - What are the Fund’s Investment Strategies

“Although the Fund is not a money market fund and its share price will fluctuate, the Fund invests one component in U.S. government securities and repurchase agreements that are eligible for purchase by money market funds.”

In addition, the Fund’s prospectus contains the standard non-money market fund risk disclaimer statements, and the Fund has not adopted the new risk disclaimer required for money market funds under Rule 2a-7 and is not otherwise holding itself out as a money market fund in its disclosure documents or advertising materials.

Finally, Rule 2a-7(b)(3) states that a name that suggests that a registered investment company is a money market fund or the equivalent of a money market fund will include one that uses such terms as “cash,” “liquid,” “money,” “ready assets” or similar terms. The Fund respectfully submits that its name does not contain these or any similar terms and is thus not suggestive of a money market fund.

Comment 3. Fee Table: Footnote 1 to the fee table references “…excluding expenses allocated from affiliated partnerships….” Please explain what these expenses are and why they are being allocated to the Fund.

Response: The expenses referenced are acquired fund fees and expenses associated with the Fund’s investment, if any, in another Federated fund organized as a partnership. The referenced disclosure is standard language included across all Federated funds with the ability to invest in such a Federated fund organized as a partnership. The Fund currently does not invest in such a Federated fund organized as a partnership.

As with acquired fund fees and expenses, these are expenses incurred indirectly by the Fund through its ownership of shares in other investment companies and are similar to the expenses paid by any operating company held by the Fund. They are not direct costs paid by Fund shareholders, are not used to calculate the Fund’s net asset value and have no impact on the costs associated with operations of the Fund. These are third-party expenses, such as custodian and transfer agent fees, not advisory fees paid to the Adviser or its affiliates in managing the affiliated fund and are not duplicative advisory fees through the investment in the affiliated fund.

Comment 4. What are the Fund’s Main Investment Strategies: In the last paragraph, please consider using the term “government securities” instead of “government investments.”

Response: The fund respectfully submits that use of the term “government investments” will remain to be consistent with the following non-fundamental investment policy adopted by the Board of Trustees: “Under normal circumstances, each Fund will invest at least 80% of the value of its net assets plus the amount of any borrowings for investment purposes in U.S. Government investments referenced in the Fund’s name. The Fund will provide shareholders with at least 60 days prior notice of any changes in this policy as required by Rule 35d-1. This policy shall be interpreted and implemented in accordance with its purpose, which is solely to comply with Rule 35d-1.”

Comment 5. Performance Bar Chart and Table: Please disclose year to date returns.

Response: The year to date return for January 1, 2015 – December 31, 2015 has been provided in the bar chart.

Comment 6. What Do Shares Cost: The disclosure indicates the use of amortized cost to value fixed-income securities and repurchase agreements with remaining maturities of 60 days or less. Please update this statement so that it is consistent with the amortized cost discussion contained in the 2014 Money Market Reform Release. In this respect, the Fund’s Board should determine in good faith that the fair value of the debt securities with remaining maturities of 60 days or less is amortized cost.

Response: As disclosed in both the Fund’s prospectus and SAI, fixed-income securities and repurchase agreements with remaining maturities of 60 days or less are valued at their amortized cost, unless the issuer’s creditworthiness is impaired or other factors indicate that amortized cost is not an accurate estimate of the investment’s fair value, in which case it would be valued in the same manner as a longer-term security or repurchase agreement. Longer-term fixed-income securities or repurchase agreements are fair valued using price evaluations provided by a pricing service approved the Fund’s Board in accordance with the Fund’s “Fair Valuation Procedures.”

To address the amortized cost discussion contained in the 2014 Money Market Reform Release, the Fund will update the section “Amortized Cost Values” in the SAI to read as follows:

“Under the amortized cost valuation method, an investment is valued initially at its cost as determined in accordance with GAAP. The Fund then adjusts the amount of interest income accrued each day over the term of the investment to account for any difference between the initial cost of the investment and the amount payable at its maturity. If the amount payable at maturity exceeds the initial cost (a “discount”), then the daily accrual is increased; if the initial cost exceeds the amount payable at maturity (a “premium”), then the daily accrual is decreased. The Fund adds the amount of the increase to (in the case of a discount), or subtracts the amount of the decrease from (in the case of a premium), the investment’s cost each day. The Fund uses this adjusted cost to value the investment.

“In response to SEC rules that provide that funds may only use the amortized cost method to value a portfolio security with a remaining maturity of 60 days or less when it can reasonably conclude, at each time it makes a valuation determination, that the amortized cost price of the portfolio security is approximately the same as the fair value of the security as determined without the use of amortized cost valuation, the Board has adopted certain procedures to perform a comparison between the amortized cost price and the shadow price of a portfolio security that utilizes amortized cost to value the security to insure that amortized cost is used to value the security only where it is “approximately the same” as the security’s market based value. If the shadow price of such security is not approximately the same as the amortized cost price, generally the shadow price of the security will be used, unless otherwise permitted under the procedures. This determination is made only on an individual security basis. Shadow prices for individual securities are generally provided by an independent pricing service unless otherwise authorized by the procedures approved by the Board.”

The Fund will also add the above language as a new section “Use of Amortized Cost” in the prospectus under the heading “What Do Shares Cost?” In addition, the Fund will revise the section “Calculation of Net Asset Value” in the prospectus to read as follows:

“Fixed-income securities and repurchase agreements acquired with remaining maturities of 60 days or less are valued at their cost (adjusted for the accretion of any discount or amortization of any premium)in accordance with “Use of Amortized Cost” below.”

Comment 7. SAI – Regarding the Fund’s Concentration Policy, please track the language per Item 16(c)(1)(iv) of Form N-1A, that the Fund is concentrating investments in a particular industry “or group of industries.”

Response: The Registrant acknowledges that Item 16 (c) (1) (iv) of Form N-1A language specifies the language “a particular industry or group of industries.” However, the Registrant respectfully notes that the Fund’s concentration policy is a fundamental policy and cannot be changed without shareholder approval. While the Fund’s disclosure does not exactly track the language of Item 16 (c) (1) (iv), it matches the fundamental policy as adopted by the Fund’s Board, the Fund’s policy does not reserve the right to concentrate, and the Fund, in practice, does not distinguish between an industry or group of industries. The Fund currently has no future plans to concentrate in any particular industry or group of industries.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (724) 720-8835.

Very truly yours,

/s/ Alice Helscher

Alice Helscher

Senior Paralegal